December 19, 2014
Via EDGAR

Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 5546

Washington, D.C. 20549

Re:	Campus Crest Communities, Inc.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed June 23, 2014
File No. 001-34872

Dear Ms. Marrone:

This correspondence is our response to your letter dated December 5, 2014 regarding our annual report on Form 10-K/A for the fiscal year ended December 31, 2013 filed on June 23, 2014. In order to facilitate your review, we included your comment before our response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment to Copper Beech Purchase Agreement, page 46

1.	We note your response to prior comment 1a. and reissue the comment in part. Please tell us in detail why you believe it was more appropriate to use an effective ownership interest based on the distributions of the CB Portfolio operating cash flows to which you were entitled rather than using the actual ownership percentage of individual properties from the respective acquisition dates. Please cite relevant accounting literature in your response.

Response: We believe that it was more appropriate to use an effective ownership interest based on distributions of the operating cash flows of the CB Portfolio (instead of the actual ownership percentage of individual properties from the respective acquisition dates) due to (1) the parties’ entry into an agreement, dated December 18, 2013 (the “CB December 2013 Agreement”), which provided that the Amended and Restated Subsidiary Operating Agreement of each of the Copper Beech Entities would be amended to reflect distributions of Operating Cash Flows of the CB Portfolio based on effective ownership and (2) the fact that, in accordance with ASC 323 and ASC 970, our equity in earnings of the CB Portfolio should be reflective of the substance of the transaction, and ultimately, on the amount of earnings and distributions to which we are entitled under the applicable CB Portfolio agreements.

CB December 2013 Agreement

Certain relevant paragraphs from the CB December 2013 Agreement are as follows:

The CCG Parties and the Sellers hereby agree that, in order to effect the original intent of the parties in connection with the transactions contemplated by the Purchase Agreement, upon receipt of required third party lender consents, the Amended and Restated Subsidiary Operating Agreements of each of the Copper Beech Entities shall be further amended and restated as necessary to effectuate the following provisions regarding distribution of Operating Cash Flow (as defined in each of the Amended and Restated Subsidiary Operating Agreements); provided that, with respect to those Copper Beech Entities that do not require third party lender consent, the applicable Amended and Restated Subsidiary Operating Agreements shall be further amended and restated promptly after the date of this letter agreement as necessary to effectuate the following provisions regarding distribution of Operating Cash Flow:

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2014

1.	CCG Preference Payment.

	(a)	From and after the Initial Closing Date until the date that is twelve (12) months after the Initial Closing Date, the CCG Parties shall be entitled to a preferential payment (the “CCG Preference Payment”) from Operating Cash of each of the Copper Beech Entities. The aggregate amount of the CCG Preference Payment shall be equal to Thirteen Million Dollars ($13,000,000).

	(b)	The CCG Preference Payment began to accrue on the Initial Closing Date and was payable from Operating Cash Flow of the Copper Beech Entities monthly in an aggregate amount equal to $1,083,333.33 (the “Monthly CCG Preference Payment Amount”), the Monthly CCG Preference Payment Amount is payable until the aggregate of all such monthly payments equals Thirteen Million Dollars ($13,000,000).

2.	Distribution of Operating Cash Flow.

	(a)	From and after the Initial Closing Date until October 1, 2013, Operating Cash Flow of each of the Copper Beech Entities was distributed monthly, (i) first to the CCG Parties in an amount equal to the Monthly CCG Preference Payment Amount, and then (ii) (A) to the CCG Parties in an amount equal to total Operating Cash Flow for all Copper Beech Entities multiplied by a fraction, the numerator of which is the sum of the Initial Closing Cash Payment plus the aggregate of the Subsequent Closing Cash Payments made through the applicable date of distribution and the denominator of which is Two Hundred Thirty Million Two Hundred Thousand Dollars ($230,200,000) and (B) to the Sellers in an amount equal to total Operating Cash Flow for all Copper Beech Entities less the distribution made to the CCG Parties pursuant to clause (A).

	(b)	From and after October 1, 2013 until the First Option Payment Date (as defined in each of the Amended and Restated Subsidiary Operating Agreements), Operating Cash Flow of the Copper Beech Entities will be distributed monthly, first to the CCG Parties in an amount equal to the Monthly CCG Preference Payment Amount, and then shall be distributed 67% to the CCG Parties and 33% to the Sellers.

Certain Relevant Accounting Literature

We accounted for our investment in the CB Portfolio in accordance with the following accounting literature.

ASC 323-10-35-4 Investments — Equity Method and Joint Ventures — Overall Subsequent Measurement states, “Under the equity method, an investor shall recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements rather than in the period in which an investee declares a dividend. An investor shall adjust the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and shall report the recognized earnings or losses in income. An investor’s share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor.”

ASC 970-323-35-17 Real Estate - Investments – Equity Method and Joint Ventures- Subsequent Measurement - Allocation Ratios states, “Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of the underlying values as discussed in paragraph 970-323-35-10. To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with US GAAP) will affect cash payments to the investor over the life of the investee and on its liquidation. Specified profit and loss allocation ratios shall not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis. For example, if a venture agreement between two investors purports to allocate all depreciation expense to one investor and to allocate all other revenues and expenses equally, but further provides that irrespective of such allocations, distributions to the investors will be made simultaneously and divided equally between them, there is no substance to the purported allocation of depreciation expense.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 19, 2014

The Company’s effective ownership interest in the CB Portfolio for each of the periods presented in Attachment I of our correspondence dated October 14, 2014 was determined based on the formula in Section 2 of the CB December 2013 Agreement (which is set forth as paragraph 2 above). As stated in the CB December 2013 Agreement, this calculation reflects the original intent of both parties following the initial closing of the transaction on March 18, 2013. Upon the initial closing, the parties agreed that for the period from March 18, 2013 (the date of the Company’s initial acquisition of interests in the CB Portfolio) through the date on which the Company had acquired a 48% interest in all properties in the CB Portfolio, in addition to the $13.0 million preference payment, the Company would be entitled to a percentage of operating cash flow of the entire CB Portfolio equivalent to 48% multiplied by the percentage of the total cash consideration the Company had paid through the end of such period. For example, for the period from March 18, 2013 through March 31, 2013, the Company had paid $121.4 million of the total cash consideration of $230.2 million, entitling the Company to approximately 25.3% ($121.4 million / $230.2 million * 48%) of operating cash flow of the entire CB Portfolio. Additionally, cash distributions were made during the second and third quarters of 2013 in accordance with the above formula and, as such, were reflective of the parties’ effective ownership in the CB Portfolio.

The Purchase and Sale Agreement, dated as of February 26, 2013 (the “Purchase Agreement”) was amended on September 30, 2013 (the “Amendment”). In connection with the Amendment, the parties agreed that from and after October 1, 2013 through the earlier of the date the first purchase option was exercised or August 18, 2014, the Company would be entitled to 67% of the operating cash flow of the CB Portfolio. Separate capital accounts are maintained with respect to the Campus Crest investment and each of the CB Investors, and operating cash flows were appropriately allocated to the different capital accounts of each of the investors based on the aforementioned agreements.

As our distributions from the CB Portfolio are based on the calculation as prescribed in Section 2 of the CB December 2013 Agreement, we believed that it was appropriate to recognize our equity in earnings based on respective earnings of the CB Portfolio as this was used to determine our share of the CB Portfolio’s net income or loss and how the cash distributions would be made to Campus Crest and the CB Investors.

If you have any further questions or concerns in connection with the above responses, please do not hesitate to contact me at 704.496.2507. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Scott R. Rochon

Scott R. Rochon

Acting Chief Financial Officer and

     Chief Accounting Officer